UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

America West Resources, Inc.
(Name of Issuer)
Common Stock, par value $.0001
(Title of Class of Securities)
02365V-10-6
(CUSIP Number)
Mary Wommack Barton, 401 Congress Ave., Ste 2200, Austin, TX 78701; 512-480-5604
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 11, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly Utah Coal, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,102,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,102,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,102,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS D. Mark von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,102,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,102,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,102,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Matthew D. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,102,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,102,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,102,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Dennis C. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,102,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,102,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,102,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Sally A. von Waaden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,102,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,102,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,102,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly ACI Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,102,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,102,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,102,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	02365V-10-6

1	NAMES OF REPORTING PERSONS Denly ACI Mgt., LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,102,669

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,102,669

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,102,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed by Denly Utah Coal, LLC, a Texas limited liability company (the “Company”), D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, Denly ACI Partners, Ltd., a Texas limited partnership (“Denly ACI”), and Denly ACI Mgt., LLC, a Texas limited liability company, (together, the “Reporting Persons”) and relates to their beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of America West Resources, Inc. (the “Issuer”). References to shares of Common Stock herein reflect the 1-for-12 reverse stock split effected by the Issuer on October 18, 2010.
This Amendment No. 5 amends Item 3 and Item 5, subparts (a) and (c), of the Statement on Schedule 13D by supplementing the information in such Items as originally filed with the Securities and Exchange Commission on February 26, 2010, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on March 3, 2010, by Amendment No. 2 to the Schedule 13D filed on March 31, 2010, by Amendment No. 3 to the Schedule 13D filed on May 20, 2010 and by Amendment No. 4 to the Schedule 13D filed on September 3, 2010 by the Reporting Persons with respect to the shares of Common Stock of the Issuer.

Item 3	Source and Amount of Funds or Other Consideration.
The following acquisitions of Common Stock of the Issuer have taken place since the filing of Amendment No. 4 to Schedule 13D on September 3, 2010:
a.
As of October 1, 2010, the Company loaned $70,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 1, 2010 Note”). Under the terms of the October 1, 2010 Note, the Issuer has an obligation to issue 58,333 shares of Common Stock to the Company.

b.
As of October 21, 2010, the Company loaned $200,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 21, 2010 Note”). Under the terms of the October 21, 2010 Note, the Issuer has an obligation to issue 166,667 shares of Common Stock to the Company.

c.
As of October 9, 2009, the Issuer issued a warrant to the Company (the “First Warrant”) under which the Company may purchase up to 166,666 shares of common stock of the Issuer at an exercise price of $0.24 per share between October 9, 2010 and October 9, 2019 if the Issuer does not pay in full a certain promissory note executed by the Issuer for the benefit of the Company by October 9, 2010. The Issuer failed to pay the promissory note in question in full by October 9, 2010, resulting in the vesting of First Warrant as to 166,666 shares.

d.
On October 9, 2009, the Company made a loan to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 9, 2009 Note”). As part of the consideration for the October 9, 2009 Note, under the terms of Amendment No. 4 to Loan Agreement executed by and among the Issuer in favor of the Company and related parties (“Amendment to Loan Agreement”), the Issuer agreed to provide the Company with a first priority mortgage lien on certain property before May 31, 2010. Also under the terms of the Amendment to Loan Agreement, as consideration for the October 9, 2009 Note, the Issuer issued a warrant to the Company (the “Second Warrant”) under which the Company may purchase up to 916,666 shares of common stock of the Issuer at an exercise price of $0.12 per share between July 1, 2010 and October 9, 2019 if the Issuer does not grant the first priority mortgage lien on the subject property. The Second Warrant vested in eight monthly installments of 83,333 shares beginning on July 1, 2010 and ending on February 1, 2011 because the Issuer did not grant the first priority mortgage lien on the property as described above. Under the Amendment to Second Warrant dated February 11, 2011, the remaining 249,999 shares vested as of February 11, 2011. Thus, as of February 11, 2011, the Second Warrant is completely vested as to a total of 916,666 shares. Since the filing of Amendment No. 4 to Amended Schedule 13D on September 3, 2010, the Second Warrant vested as to 83,333 shares on October 1, 2010; 83,333 shares on November 1, 2010; 83,333 shares on December 1, 2010; 83,333 shares on January 1, 2011; 83,333 shares on February 1, 2011 and 249,999 shares on February 11, 2011.

e.
As of January 3, 2011, the Company loaned $100,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “January 3, 2011 Note”). Under the terms of the January 3, 2011 Note, the Issuer has an obligation to issue 83,333 shares of Common Stock to the Company.

f.
As of January 10, 2011, the Company loaned $200,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “January 10, 2011 Note”). Under the terms of the January 10, 2011 Note, the Issuer has an obligation to issue 166,667 shares of Common Stock to the Company.

g.
As of February 4, 2011, the Company loaned $375,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “February 4, 2011 Note”). Under the terms of the February 4, 2011 Note, the Issuer has an obligation to issue 312,500 shares of Common Stock to the Company.

The source of the funds used for the loans made to the Issuer as discussed in (a) — (g) above was the assets of the Company as contributed by its members, Denly ACI and The von Waaden 2004 Revocable Trust.

Item 5	Interest in Securities of the Issuer.
(a) Number and Percentage of Common Stock Beneficially Owned by Reporting Persons

The percentages of total shares set forth herein are based on the assumption that there are 33,835,588 shares of Common Stock outstanding, which was the number of share of the Issuer outstanding as of February 9, 2011 according to the Issuer.
The Company owns 9,019,338 shares of Common Stock outright and has the right to acquire 1,083,331 shares of Common Stock under the terms of the First Warrant and Second Warrant described in paragraphs (c) and (d) of Item 3, which is incorporated by reference herein. Thus, the Company and each other Reporting Person may be deemed to beneficially own 10,102,669 shares of Common Stock as of February 11, 2010, which represents 29.9% of the outstanding Common Stock of the Issuer.
(c) Transactions in the Last Sixty Days
The transactions in Common Stock effected by the Reporting Persons during the past 60 days are described in paragraphs (d) through (g) under Item 3 above, which are incorporated by reference herein.

Item 7	Material to be Filed as Exhibits.
Exhibit 1: Joint Filing Agreement dated as of February 16, 2011 by and among the Company, D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, Denly ACI, and Denly ACI Mgt., LLC.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011	By:	DENLY UTAH COAL, LLC

		By:	/s/ D. Mark von Waaden
		Name:	D. Mark von Waaden
		Title:	President

By:	/s/ D. Mark von Waaden
Name: D. Mark von Waaden

By:	/s/ Matthew D. von Waaden
Name: Matthew D. von Waaden

By:	/s/ Dennis C. von Waaden
Name: Dennis C. von Waaden

By:	/s/ Sally A. von Waaden
Name: Sally A. von Waaden

By:	DENLY ACI PARTNERS, LTD.

	By:	Denly ACI Mgt., LLC, General Partner

	By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden
	Title:	Manager

By:	DENLY ACI MGT., LLC

	By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden
	Title:	Manager

JOINT FILING AGREEMENT
The undersigned hereby agree to the joint filing of the Amended Schedule 13D to which this Agreement is attached.

Dated: February 16, 2011	By:	DENLY UTAH COAL, LLC

		By:	/s/ D. Mark von Waaden
		Name:	D. Mark von Waaden
		Title:	President

By:	/s/ D. Mark von Waaden
Name: D. Mark von Waaden

By:	/s/ Matthew D. von Waaden
Name: Matthew D. von Waaden

By:	/s/ Dennis C. von Waaden
Name: Dennis C. von Waaden

By:	/s/ Sally A. von Waaden
Name: Sally A. von Waaden

By:	DENLY ACI PARTNERS, LTD.

	By:	Denly ACI Mgt., LLC, General Partner

	By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden
	Title:	Manager

By:	DENLY ACI MGT., LLC

	By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden
	Title:	Manager